NAVIDEC FINANCIAL SERVICES, INC.
2000 South Colorado Blvd. Suite 200
Denver, CO 80222
(303) 222-1000

July 15, 2009

Securities and Exchange Commission
Attn: David Irving
Division of Corporation Finance
Mail Stop 4720
Washington, D.C. 20549-0405

Re:           Navidec Financial Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 14, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 14, 2009
Form 8-K/A Filed 4/3/09
File No. 0-51139

Dear Mr. Irving:

In response to your comment letter dated June 30, 2009, we have filed correspondence of our counsel’s responses. In addition, Navidec Financial Services, Inc. (the Company) responds as follows:

1.  The Company is responsible for the adequacy and accuracy of disclosure in their filings;

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the
Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.

We hope this satisfies your requirement.

If you have any questions, please let me know.

Sincerely,

Navidec Financial Services, Inc.

/s/ John McKowen
John McKowen, President